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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For the month of December 7, 2005.

Commission File Number 001-15244
                      -------------

    CREDIT SUISSE GROUP
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

PARADEPLATZ 8, P.O. BOX 1, CH - 8070 ZURICH, SWITZERLAND
--------------------------------------------------------------------------------
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|  Form 40-F | |

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes | | No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                     .
   ---------------------
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PRESS RELEASE

[CREDIT SUISSE GROUP LOGO]                   Media Relations

                                             CREDIT SUISSE GROUP
                                             P.O. Box 1
                                             CH-8070 Zurich
                                             www.credit-suisse.com


                                             Telephone   +41 844 33 88 44
                                             Telefax     +41 44 333 88 77
                                             media.relations@credit-suisse.com


CREDIT SUISSE GROUP EXPECTS TO REALIZE ADDITIONAL NET INCOME BENEFITS OF AROUND CHF 1.0 BILLION IN 2008 FROM THE CREATION OF AN INTEGRATED GLOBAL BANK.

Zurich, December 7, 2005 - CREDIT SUISSE GROUP IS TODAY MEETING INSTITUTIONAL INVESTORS AND SELL-SIDE ANALYSTS IN LONDON TO UPDATE THEM ON THE PROGRESS IT HAS MADE AS PART OF ITS STRATEGY TO CREATE AN INTEGRATED GLOBAL BANK. THE GROUP WILL SET OUT ITS PLANS TO TARGET ADDITIONAL NET INCOME BENEFITS OF AROUND CHF 1.0 BILLION IN 2008. THE PRESENTATIONS CAN BE FOLLOWED LIVE ON THE INTERNET FROM 10:30 CET (09:30 GMT).

In 2008, Credit Suisse expects to generate total pre-tax synergy benefits of CHF 1.3 billion, including pre-tax cost savings of CHF 600 million and, subject to market conditions, gross revenue synergies of CHF 1.2 billion, offset by additional revenue-related pre-tax costs of CHF 520 million. This would result in a positive net income benefit of around CHF 1.0 billion. Overall cost savings are expected mainly in the areas of information technology, supply management and real estate and services. In 2007, cost savings after implementation costs, primarily relating to systems, branding, property and infrastructure associated with integrating the global bank structure, are expected to total around CHF 250 million pre-tax.

Over the past 12 months, Credit Suisse Group has been working to reorganize its current business units into three distinct areas: Investment Banking, Private Banking and Asset Management. A dedicated Shared Services area will deliver support services to these three divisions. The new integrated bank will be operational from January 1, 2006.

THE INTEGRATED CREDIT SUISSE

The integrated Credit Suisse will provide enhanced advisory services and products with a sharper focus on clients' needs. The integrated organization is expected to foster cooperation among businesses to capture both revenue growth and cost saving synergies. As announced, the integrated bank will adopt the brand name Credit Suisse and a new logo to unite its businesses beginning January 16, 2006. This will enable Credit Suisse to present one single face to the market around the world in all business areas.

Oswald J. Grubel, CEO of Credit Suisse Group, stated, "In Investment Banking, Private Banking and Asset Management, Credit Suisse has a tradition of creating innovative solutions for clients. Building an integrated bank and pooling expertise ensures that we will continue this tradition. Credit Suisse is committed to maintaining a reputation for thought leadership throughout the industry and to defining the marketplace of the future. This is the foundation from which Credit Suisse will grow in a rapidly changing environment."

THE FUTURE OF WINTERTHUR

Credit Suisse Group will continue to manage Winterthur, its insurance business, as a financial investment. Winterthur will focus on enhancing profitability in preparation for a potential capital market transaction, as previously announced. The Group's intention is to maximize the value of this investment for its shareholders.

ENQUIRIES

Credit Suisse Group, Media Relations            Telephone +41 844 33 88 44

Credit Suisse Group, Investor Relations         Telephone +41 44 333 31 69


                                      1
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CREDIT SUISSE GROUP

Credit Suisse Group is a leading global financial services company headquartered in Zurich. It provides private clients and small and medium-sized companies with private banking and financial advisory services, and pension and insurance solutions from Winterthur. In the area of investment banking, it serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group's registered shares (CSGN) are listed in Switzerland and in the form of American Depositary Shares (CSR) in New York. The Group employs around 62,000 staff worldwide. As of September 30, 2005, it reported assets under management of CHF 1,404.6 billion.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements. Words such as "believes," "anticipates," "expects," "intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity;
(vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
(xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing. We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed
Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

                                      2
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
                                         CREDIT SUISSE GROUP
                                         ------------------------------
                                                 (Registrant)

 Date December 7, 2005                   By /s/ URS ROHNER
      -----------------                     ---------------------------
                                                  General Counsel

                                            /s/ Charles Naylor
                                                Head of Corporate Communications

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* Print the name and title under the signature of the signing officer.

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SEC 1815 (09-05)